Filed by Kinder Morgan, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934.

Subject Company: El Paso Corporation

Commission File No.: 001-14365

Commission File No. for Registration Statement

on Form S-4: 333-177895

Dec. 5, 2011

Integration Planning Activity Update

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After careful consideration and a thorough analysis, the integration planning teams decided DART will be the gas transportation system that will serve as the post-close common platform through which we will integrate our pipelines. An integration planning team consisting of members from Kinder Morgan’s and El Paso’s pipeline and information technology organizations, as well as groups and departments that support the transportation systems for each company, has been meeting over the past several weeks. The purpose of these meetings has been to determine how best to leverage the functionality and capabilities of our respective systems to ensure a seamless and effective transition to a single, common and efficient system backed by standardized business practices.

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The integration planning teams are working quickly, but much work remains to determine the proper staffing and resource levels to ensure the continued safe and efficient operation of the combined company. In addition, where possible, authorized but unfilled headcount positions are being held open until the close of the transaction. We will determine and communicate employee placement approximately 30-60 days prior to the closing of the transaction, which is expected in the second quarter of 2012 after regulatory approvals. However, these processes take time to complete, so final organization structure and job assignments will not be known until near the time of close.

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Kinder Morgan, Inc. filed its Form S-4 with the Securities and Exchange Commission in November. If you’d like to read it, the entire document is posted in the Investor section of kindermorgan.com. Other regulatory filings, including .filings with the Department of Justice and the Federal Trade Commission, are progressing on schedule.

•	A decision on the finance and accounting platform that will be used post closing will be made and announced soon.

Q&A Update

Q	Is the integration planning team tracking efficiencies gained from the El Paso acquisition? Would it be possible to provide updates as to these efficiencies and what these are so KM employees understand how the companies are developing?

A	As we previously noted, synergies incorporated in Kinder Morgan’s economic assumptions totaled about 5 percent of EBITDA. We identified potential efficiencies in general terms during the diligence process, such as significant cost savings expected from reductions in duplicative functions. Now, the Kinder Morgan and El Paso integration planning teams are identifying these efficiencies in greater detail. Again, good progress is being made, but the process will take time and will require additional data gathering and analysis. As a result, it is too early in the process to provide details. Identifying efficiencies is included in the overall objectives of the integration process. These objectives are to: 1) create a combined company that is commercially successful, and operates in a safe, compliant, efficient and reliable manner; 2) identify efficiencies and develop an execution plan to achieve the maximum commercial, operating and cost improvements from the integration; 3) specify the organization, staffing, processes and systems of the organization post closing; and 4) ensure that both organizations continue to make progress on their independent commercial objectives.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) has filed with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction including a preliminary Information Statement/Prospectus of KMI and a preliminary Proxy Statement of El Paso Corporation (“EP”). The Registration Statement has not yet become effective. Following the Registration Statement having been declared effective by the SEC, KMI and EP, plan to file with the SEC and mail to their respective stockholders a definitive Information Statement/Proxy Statement/Prospectus in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY KMI OR EP, INCLUDING THE DEFINITIVE INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Registration Statement and the preliminary Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov or by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
Email:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC. Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010, and its proxy statement dated March 29, 2011, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Information Statement/Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10-K for the year ended December 31, 2010, and their most recent quarterly reports filed with the SEC. KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

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